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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE TO
                                  (RULE 13E-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                              -------------------

                              WOLVERINE TUBE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                              -------------------

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
            HAVING AN EXERCISE PRICE OF $20.00 PER SHARE OR GREATER
                         (Title of Class of Securities)
                              -------------------

                                   978093102
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                              -------------------

                             JOHANN R. MANNING, JR.
           SENIOR VICE PRESIDENT, HUMAN RESOURCES AND GENERAL COUNSEL
                              WOLVERINE TUBE, INC.
                      200 CLINTON AVENUE WEST, SUITE 1000
                           HUNTSVILLE, ALABAMA 35801
                                 (256) 890-0460
           (Name, address, and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                    Copy to:
                               Michael D. Waters
                                  Suzanne Ashe
                              Balch & Bingham LLP
                      1901 Sixth Avenue North, Suite 2600
                           Birmingham, Alabama 35203
                                 (205) 251-8100

                           CALCULATION OF FILING FEE
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
   TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
----------------------------                       ----------------------------
       $ 12,549,083                                            $ 2,510

===============================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 858,010 shares of common stock of Wolverine Tube, Inc. having an aggregate value of $12,549,083 as of August 16, 2001 will be cancelled and exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:    $ 2,510
                  Form or Registration No.:  Schedule TO-I
                  Filing Party:              Wolverine Tube, Inc.
                  Date Filed:                August 23, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Wolverine Tube, Inc. (the "Company") with the Securities and Exchange Commission on August 23, 2001. The Schedule TO relates to the Company's offer to eligible option holders to cancel and exchange certain options to purchase shares of the Company's common stock, par value $.01 per share, having an exercise price of $20.00 or greater for replacement stock options to purchase one share of common stock for every two shares underlying the exchanged options upon the terms and subject to the conditions described in the Offer to Exchange Outstanding Options, dated August 23, 2001 (the "Offer to Exchange") and accompanying forms.

ITEM 4.  TERMS OF TRANSACTION.

         Item 4 is hereby supplemented as follows:

         (a) The information set forth in the Supplement to the Offer to Exchange, dated September 17, 2001, a copy of which is attached hereto as Exhibit (a)(11) (the "Supplement"), is incorporated herein by reference. In addition, the last sentence of the first paragraph of the subsection entitled "Grant of Replacement Options" under Section 5 of the Offer to Exchange is hereby deleted.

         (b) At the time of commencement of the offer, the Company was advised that all of its executive officers and directors intended to participate in the offer with respect to some or all of their eligible options. Since this time, the Company has not been advised to the contrary. To date, eight executive officers and directors have submitted Election Forms, electing to exchange an aggregate of 344,500 eligible option shares out of the 354,500 eligible option shares held by this group. Two executive officers and directors have not submitted an Election Form to date. As with all eligible optionees, executive officers and directors have until the expiration date to make, change or withdraw their elections.

ITEM 7.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         Item 7 is hereby amended as follows:

         (b) The third sentence of the last paragraph of Section 6 of the Offer to Exchange is amended and restated as follows:

         We may waive these conditions at any time and from time to time before the expiration date, whether or not we waive any other condition to the offer.


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


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 is hereby amended to add the following sentence:

         On August 29, 2001, Jan K. Ver Hagen, a member of the Company's Board of Directors, sold an aggregate of 3,000 shares of the Company's common stock on the open market at an average price per share of $14.27.

ITEM 10. FINANCIAL STATEMENTS.

         Item 10 is hereby supplemented as follows:

         (a) The information set forth in Section 10 of the Supplement is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 is hereby amended to add the following:

         The subsection entitled "Forward-Looking Statements" under Section 19 of the Offer to Exchange is amended and restated as follows:

                  FORWARD-LOOKING STATEMENTS. Our SEC filings referred to above contain forward-looking statements which provide expectations or forecasts of future events. These forward-looking statements use such words as "may," "will," "expect," "believe," "plan," "expect," "intend" and other similar terminologies. You should read statements that contain these words carefully. They discuss future expectations concerning our operating performance, our financial condition and other events or developments that we expect or anticipate will occur in the future. These forward-looking statements are subject to important risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements for various reasons. You should not unduly rely on these forward-looking statements, which apply only as of the date of the document in which they are contained. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not extend to forward-looking statements made in connection with a tender offer.

                  With respect to expectations of future earnings and performance, factors that could affect actual results include, without limitation, global and local economic and political environments, weather conditions, environmental contingencies, regulatory pressures, labor costs, raw material costs, fuel and energy costs, the mix of geographic and product revenues, the effect of currency fluctuations, competitive products and pricing, assumptions made as to customer retention, costs associated with attracting new customers and costs of integrating recent acquisitions. A discussion of other risks and uncertainties that could affect actual results can be found in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, the Company's most recent Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2001, as well as other reports filed from time to time with the SEC.

                  You should also carefully review the risk factors described in the section of this Offer to Exchange entitled "Risk Factors Relating to the Offer" beginning on page 11.

ITEM 12. EXHIBITS.

         Item 12 is hereby amended as follows:

         The following exhibits are added:

         (a)      (11)     Supplement to Offer to Exchange, dated September 17,
                           2001.

                  (12)     Form of E-mail Communication Transmitting
                           Supplement.

                  (13) Form of Confirmation to Option Holders Electing to Participate in the Offer to Exchange.

         The following paragraph is added to Exhibit (a)(2), Form of Election to Exchange Eligible Options:

         My representations or certifications in the Election Form to the effect that I have read the Offer to Exchange or understand various aspects of the offer shall not be used by the Company as a defense to any action against the Company alleging a violation of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, with respect to the offer.

         The following paragraph is added to Exhibit (a)(3), Form of Notice of Change of Election:

         My representations or certifications in the Notice of Change of Election to the effect that I understand various aspects of the offer shall not be used by the Company as a defense to any action against the Company alleging a violation of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, with respect to the offer.


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


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.


                                WOLVERINE TUBE, INC.

                                /s/ DENNIS J. HOROWITZ
                                -----------------------------------------------

                                Dennis J. Horowitz
                                Chairman, President and Chief Executive Officer


Date: September 17, 2001

                               INDEX TO EXHIBITS


  EXHIBIT NUMBER        DESCRIPTION
------------------      ---------------------------------------------------------------------------------------------
      (a)(1)            Offer to Exchange, dated August 23, 2001.*

      (a)(2)            Form of Election to Exchange Eligible Options.*

      (a)(3)            Form of Notice of Change of Election.*

      (a)(4)            Form of Confirmation of Receipt.*

      (a)(5)            Form of Cover Letter to Eligible Option Holders.*

      (a)(6)            Form of E-mail Communication to Eligible Employees, Officers and Directors.*

      (a)(7)            Form of Reminder E-mail Communication to Employees, Officers and Directors.*

      (a)(8)            Press Release dated August 23, 2001.*

      (a)(9)            Wolverine Tube, Inc. Annual Report on Form 10-K for the fiscal year ended December
                        31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and
                        incorporated herein by reference.

     (a)(10)            Wolverine Tube, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended
                        July 1, 2001, filed with the Securities and Exchange Commission on August 15, 2001
                        and incorporated herein by reference.

     (a)(11)            Supplement to Offer to Exchange, dated September 17, 2001.

     (a)(12)            Form of E-mail Communication Transmitting Supplement.

     (a)(13)            Form of Confirmation to Option Holders Electing to Participate in the Offer to Exchange.

      (d)(1)            Wolverine Tube, Inc. 1993 Equity Incentive Plan, as amended and restated, incorporated by reference to Annex A of the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 23, 1999.

      (d)(2)            Wolverine Tube, Inc. 1993 Stock Option Plan for Outside Directors, as amended and restated, incorporated by reference to Annex B of the Company's Definitive Proxy
                        Statement on Schedule 14A filed with the Securities and Exchange Commission on
                        April 23, 1999, and Amendment One thereto, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April
                        1, 2001, filed with the Securities and Exchange Commission on May 15, 2001.

      (d)(3)            Non-Qualified Option Agreement No. 2 between Wolverine Tube, Inc. and Dennis Horowitz, incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for
                        the fiscal year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

*        Previously filed.